EXHIBIT D

Testing the Waters Communications

Apr 5
2024

Timely Company Update! Reg CF Invincible Video Game

As promised, I'm back with some exciting Skybound news: we are offering a new Reg CF investment opportunity centered around a visually stunning, high-octane Invincible video game that we've been developing with our 30+ in-house studio team over the last year. It is the Skybound and Invincible game everyone has been waiting for, and I wanted our investors to be the first to know.

You can check out the new offering here: https://republic.com/skyboundcf

As with any CF raise, the raise size is significantly smaller than a Reg A+ offering and has limited space to participate, so we strongly encourage you to indicate interest on our new Republic page to ensure that you can invest when we launch the offering!

More investor-only news coming soon.

And don't forget to join us for a live Q&A next Thursday!
https://us02web.zoom.us/webinar/register/WN_wYv2H9D9SfSGESfAH7RbUA

DA

Disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Republic's platform. Any indication of interest involves no obligation or commitment of any kind. "



David Alpert
Skybound

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